Exhibit 99.1

PainReform Provides Year-End Business Update; On track to Commence Phase 3 Trial of
PRF-110 for Non-Opiate Post-Operative Pain Relief in the Second Half of 2022

Tel Aviv, Israel – March 17, 2022 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the year ended December 31, 2021.

Ilan Hadar, Chief Executive Officer, stated, “We remain on track to commence our Phase 3 clinical trial of PRF-110 in bunionectomy in the second half of 2022.  Specifically, we are advancing the manufacturing of PRF-110 clinical batches with our partner Pharmaceutics International, Inc. (PII), a U.S. -based contract manufacturing organization (CMO). After completion of the first trial, we plan to initiate the Phase 3 hernia repair clinical trial based on a similar study design to the prior Phase 2 trial. According to Persistance Market Research, the post -operative pain management market was valued at over $35 billion in 2021, of which, opioids accounted for two-thirds of this market.  We believe PRF-110 has the potential to address the significant unmet need for a long-acting local anesthetic agent to spare opioid use and reduce hospital length of stay due to complications.”

“At the end of 2021, we had $16.6 million of cash on hand and positive working capital of approximately $18.3 million. We have maintained a healthy balance sheet without any debt. I am excited about the outlook for 2022 and look forward to a number of key upcoming catalysts that we believe will further enhance shareholder value, including the start of enrolment and dosing of the first patients.  Given that the patient monitoring period is only 72 hours in the trial, I expect this to be a rapid and cost-efficient trial,” concluded Mr. Hadar.

Financial Results

Research and development expenses were $2.9 million for the year ended December 31, 2021, compared to $0.4 million for the year ended December 31, 2020. The increase was primarily due to preparation for the initiation of clinical trials.

General and administrative expenses were $4.3 million for the year ended December 31, 2021, compared to $1.3 million for the year ended December 31, 2020. The increase was primarily due to an increase in headcount related expenses, as well as an increase in professional services, payroll and related expenses, and insurance related expenses.

Financial expense were $32,000 for the year ended December 31, 2021 compared to $2.2 million for the year ended December 31, 2020, a decrease of $2.1 million. The decrease was primarily due to a decrease in the change in the fair value of derivative warrant liability, and interest expense and amortization of discount on convertible noteswhich was recognized in 2020.

Net loss for the year ended December 31, 2021 was approximately $7.2 million, compared to a net loss of approximately $4.1 million for the year ended December 31, 2020.

As of December 31, 2021, the Company had cash and cash equivalents of $16.6 million.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2021 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company’s investor relations website at   https://painreform.com/investors/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at info@painreform.com.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com